SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 13, 2002

SIEMENS AKTIENGESELLSCHAFT

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens worldwide results for the fourth quarter of fiscal 2002
Operations in fiscal 2002
Financing and Real Estate
International trends for the fiscal year
Income Statement highlights (Operations)
Liquidity and balance sheet highlights for the fiscal year
Economic Value Added
Outlook and subsequent events
Key figures
Signatures

Press Presse Prensa For the business and financial press Munich, November 13, 2002

Siemens in fiscal 2002 (ended September 30, 2002)

•	Net income for the fiscal year increased 24% to €2.597 billion from €2.088 billion in fiscal 2001.

•	EBIT from Operations rose to €2.474 billion from €1.329 billion a year ago.

•	Sales decreased 3% to €84.016 billion and orders decreased 7% to €86.214 billion. Excluding currency effects and the net effect of acquisitions and dispositions, sales remained level and orders decreased 5%.

•	Net cash from operating and investing activities reached €4.754 billion, up sharply from €1.130 billion in the prior year. Net cash from operating activities totaled €5.564 billion. This included a fourth-quarter cash contribution of €1.782 billion to Siemens’ pension trusts in Germany, the U.S. and the U.K. Net cash used in investing activities was €810 million. This included approximately €2.800 billion of net proceeds from portfolio activities.

•	Siemens management proposed a dividend of €1.00 per share. The prior-year dividend was €1.00 per share.

•	Fourth-quarter net income was €53 million. EBIT from Operations was €176 million. Net cash from operating and investing activities in the quarter was €1.548 billion, after the pension contribution of €1.782 billion noted above.

•	After the close of the fiscal year, Siemens contributed an additional €819 million in cash and real estate to its pension trusts in Germany and the U.K. Together with the fourth quarter contribution, the total additional funding was €2.601 billion.

For the fiscal year 2002, ended September 30, 2002, Siemens recorded net income of €2.597 billion, up from €2.088 billion in the prior fiscal year. While the prior year included goodwill amortization of €539 million from Operations, new accounting rules eliminated goodwill amortization effective with the beginning of fiscal 2002. Earnings per share for the fiscal year were €2.92, compared to €2.36 a year earlier.

EBIT from Operations in fiscal 2002 was €2.474 billion, including €1.482 billion in charges primarily for severance programs and asset write-downs including a goodwill impairment of €378 million at Information and Communication Networks (ICN), partially offset by gains of €631 million from sales of businesses. EBIT from Operations of €1.329 billion in the prior fiscal year included charges of €1.863 billion, also primarily for severance programs and asset write-downs, partially offset by €120 million in gains from sales of investments in start-up companies. Ten of 14 Siemens’ groups, including Siemens Financial Services, increased their earnings margins year-over-year.

Net income in fiscal 2002 included a tax-free gain of €936 million on sales of shares in Infineon Technologies AG as well as the share of their net loss of €453 million. Net income last year included €2.003 billion in net gains after taxes, related to transactions involving Infineon shares, partially offset by goodwill impairments and charges related to a centrally managed outsourcing contract.

Net cash from operating and investing activities in fiscal 2002 totaled €4.754 billion, well above the €1.130 billion level a year earlier. Within this total, net cash provided from operating activities was €5.564 billion. Excluding the €1.782 billion in cash contributed to pension trusts, net cash from operating activities was €7.346 billion compared to €7.016 billion a year earlier.

Net cash used in investing activities, €810 million, was reduced sharply from €5.886 billion in the prior year, which included significant acquisitions and capital expenditures. In contrast, portfolio activities in fiscal 2002 resulted in a net contribution of approximately €2.800 billion, from transactions related to Atecs Mannesmann, sales of businesses, and the Infineon share sales.

“We are satisfied with the year’s results,” said Siemens CEO Heinrich v. Pierer. “Despite difficult economic conditions, we significantly increased earnings in the majority of our businesses. Net income also benefited from a number of non-operating gains. Our continued success in generating cash flow confirms that our “top +” program initiatives in asset management have taken hold.”

Siemens worldwide results for the fourth quarter of fiscal 2002

Fourth-quarter net income for Siemens worldwide was €53 million compared to a negative €1.098 billion in the same quarter a year earlier. EBIT from Operations in the fourth quarter was €176 million, compared to a negative €130 million in the same quarter a year ago. Both periods included charges for severance programs and asset write-downs, amounting to approximately €1.068 billion in the current quarter and €959 million a year earlier. The charges in the fourth quarter this year, which included the goodwill impairment of €378 million at ICN, were partially offset by gains of €442 million from sales of businesses, primarily Unisphere Networks. Net income in the fourth quarter of the prior year included a net effect of negative €532 million from goodwill impairments, partially offset by gains related to Infineon share transactions. After fourth-quarter pension contributions totaling €1.782 billion, net cash from operating activities was €1.217 billion. Net cash from investing activities was €331 million, positively affected by proceeds from sales of businesses. Taken together, net cash from operating and investing activities was €1.548 billion. Fourth-quarter sales and orders for Siemens worldwide were €21.290 billion and €19.360 billion, respectively. Excluding currency effects and the net effect of acquisitions and dispositions, these figures were 4% and 5% lower, respectively, than prior-year levels.

Operations in fiscal 2002

In the Information and Communications business area, conditions in the telecommunications market had the harshest effect on Information and Communication Networks (ICN), which had EBIT of negative €691 million, compared to a negative €861 million in the prior year. The current year included €577 million in severance charges and asset write-downs. In addition, ICN recorded a €378 million impairment at the Access Solutions division related to Efficient Networks, offset by €634 million in gains on the sale of Unisphere Networks, other assets and a nonrecurring gain. For comparison, the prior year included severance charges of €387 million and write-downs of assets and receivables totaling €672 million, partially offset by €120 million in gains on the sale of investments in start-up companies. The Enterprise Networks division reversed its loss in the prior year to post a solid profit along with more stable development in volume, relative to the carrier divisions. The carrier divisions posted losses and declining volume. For ICN as a whole, sales for fiscal 2002 fell 25% compared to the prior year, to €9.647 billion, while orders dropped 31%, to €8.697 billion. The group recorded a significant portion of its full-year loss in the fourth quarter, when it posted EBIT of negative €325 million, which included the majority of the severance charges noted above and the impairment, partially offset by the asset disposal gains. Fourth quarter sales and orders fell 39% and 38%, respectively, compared to the same period last year.

Information and Communication Mobile (ICM) was back in the black in fiscal 2002, posting EBIT of €96 million compared to a €307 million loss in the prior year. The Mobile Phones division was primarily responsible for this turnaround, posting EBIT of a positive €82 million compared to a negative €540 million last year, which included significant charges for asset write-downs. The division sold 33.3 million units in the current year compared to 28.7 million a year earlier. The Cordless Products division also made a significant contribution to ICM’s earnings for the year. The Networks division recorded an EBIT of €5 million despite sharply slower spending by wireless carrier customers. In response to the market conditions, the division is expanding its “Top on Air” cost-reduction program, which entailed €105 million in charges for the year in severance programs. Additionally, the division recorded higher provisions on customer financing accounts receivable during the year. ICM’s share of the loss in the Fujitsu Siemens Computers business was €17 million. For ICM as a whole, sales edged down 2%, to €11.045 billion, and orders declined 3%, to €11.538 billion compared to fiscal 2001. In the fourth quarter, EBIT was €24 million. EBIT for the prior-year period was a loss of €21 million. The Mobile Phones division sold 7.8 million mobile phones, compared to 6.9 million units in the prior-year quarter. Fourth-quarter sales for ICM were €2.681 billion, down from €3.066 billion a year earlier, and orders were €2.536 billion compared to €3.001 billion in the prior-year quarter. ICM’s sales and orders rose 7% and 8%, respectively, compared to the third quarter of fiscal 2002.

EBIT at Siemens Business Services (SBS) was €101 million compared to a negative €259 million a year ago. Risks associated with long-term business process outsourcing contracts remain a management focus at SBS. Sales slid 4% below the prior-year level, to €5.773 billion, and orders held steady at €6.256 billion, despite a difficult market for IT services. In the fourth quarter, EBIT of €26 million contrasted sharply with the negative €304 million posted by SBS in the final quarter of fiscal 2001, a period which included severance programs and contract loss provisions. Sales for the fourth quarter decreased 9% to €1.478 billion, while orders fell 5%, to €1.499 billion.

In the Automation & Control business area, Automation and Drives (A&D) was one of Siemens’ top earnings performers for the year, delivering €723 million in EBIT and an 8.4% EBIT margin. In comparison, EBIT a year earlier was €981 million. Sales for A&D overall slid 3% to €8.635 billion and orders declined 4% to €8.728 billion, due in part to negative currency effects and weak demand in the Americas, particularly in the U.S. In the fourth quarter, EBIT was €219 million, reflecting expenses for severance in the U.S. compared to EBIT of €270 million a year earlier, and EBIT margin was 9.1%. Sales decreased 2% to €2.408 billion and orders increased 3% to €2.118 billion.

Industrial Solutions and Services (I&S) battled weakness in the market for industrial solutions, posting EBIT of negative €198 million for the year compared to a positive €97 million in fiscal 2001. I&S took €152 million in charges primarily for severance programs in fiscal 2002. Sales fell 2%, to €4.480 billion, while orders declined 16%, to €4.120 billion. In the fourth quarter, EBIT at I&S was a negative €129 million, including €112 million of the charges mentioned above, compared to a positive €81 million in the same quarter a year earlier. Reflecting a widespread slowdown in customer capital expenditures, fourth-quarter sales were down 6% year-over-year, at €1.302 billion, and fourth-quarter orders dropped 30%, to €946 million.

Siemens Dematic (SD) had EBIT of €45 million compared to a negative €59 million a year earlier, when the group recorded significantly higher contract loss provisions and other charges totaling €95 million. Sales of €2.995 billion and orders of €2.810 billion were 19% and 23% higher than in fiscal 2001, respectively, primarily because the prior period included only five months’ consolidation of the Dematic businesses. On a comparable basis in the fourth quarter, SD had EBIT of €10 million compared to a negative €35 million a year earlier, but sales slid 17%, to €704 million, and orders fell to €612 million, a 37% decline. Both sales and orders included a 5% negative currency effect.

Siemens Building Technologies (SBT) increased its EBIT to €195 million from €132 million a year earlier. EBIT margin improved a full percentage point to 3.5%, benefiting from higher profitability primarily at the Fire Safety Division. Orders and sales for SBT overall were up 1% and 2%, respectively, to €5.601 billion and €5.619 billion. In the fourth quarter, SBT recorded €87 million in EBIT compared to €39 million a year earlier, a period which included non-recurring charges. While fourth-quarter sales remained level year-over-year, orders climbed 6% to €1.451 billion.

In the Power business area, Power Generation (PG) led all Siemens groups with €1.582 billion in EBIT and an EBIT margin of 16.7%, compared to €634 million in EBIT and a 7.4% margin a year earlier. EBIT for the year included income of approximately €100 million from the net effect of updated estimates of project completion performance, charges related to consolidation of manufacturing capacity, a gain on the disposal of a business and income from contract cancellation fees. Sales rose 10% compared to fiscal 2001, to €9.446 billion, reflecting conversion of past orders to current revenues. In contrast, orders in fiscal 2002 declined by 13% year-over-year, to €10.586 billion. The group’s order backlog declined in size, to €20.1 billion including reservations. In the fourth quarter, PG posted EBIT of €354 million, including a net charge of approximately €20 million, which included the capacity consolidation charges, disposal gain and cancellation fees mentioned above. EBIT in the prior-year quarter was €202 million. Adding balance to its order backlog, the group booked large new orders for service and maintenance. In the fourth quarter, sales declined 13% compared to the prior-year quarter, including a 6% negative currency effect. Orders were down 39% in comparison to the prior year, when the full effect of the U.S. market contraction was not yet evident.

Power Transmission and Distribution (PTD) delivered €109 million in EBIT despite a loss of €54 million on the sale of its Metering division. EBIT in the prior year was €96 million. Current-year earnings were primarily driven by strong performance at the High Voltage, Medium Voltage and Power Automation divisions. EBIT for the current fiscal year included charges of €34 million primarily for a severance program. Sales rose 4%, to €4.199 billion, and orders climbed 14%, to €4.429 billion, benefiting from a large order booked early in the year. Fourth-quarter EBIT of €16 million, down from €39 million in the prior-year quarter, included the impact of the Metering loss. Slowing demand in the group’s important U.S. market pushed sales down 7% compared to the prior-year quarter, to €1.190 billion, and orders down 10%, to €794 million. Both sales and orders in the fourth quarter included a 6% negative currency effect.

In the Transportation business area, Transportation Systems (TS) increased its EBIT 33% to €247 million compared to €186 million a year earlier. EBIT margin rose to 5.7% for the year compared to 4.6% last year. Sales climbed 9%, to €4.367 billion, while orders of €5.247 billion were 7% lower than in fiscal 2001 when TS booked a railcar order valued at approximately €1.6 billion. The group’s order backlog stood at €11.2 billion at year-end, level with the end of the prior year. Improving productivity at TS was reflected in fourth-quarter EBIT, which hit a quarterly high of €74 million for the fiscal year, and in EBIT margin, which also reached a high level for the year at 5.9%. Fourth-quarter sales rose 10% compared to the prior-year quarter, to €1.244 billion, while orders, after a 5% negative currency effect, jumped 52% year-over-year to €1.415 billion, on the strength of major new orders in the U.S. and Europe.

Siemens VDO (SV) turned in a profitable year, with EBIT of €65 million compared to a negative €261 million in fiscal 2001. SV benefited from a €56 million gain on the sale of its Hydraulik-Ring business in fiscal 2002, while the prior year included €90 million in asset write-downs. Sales and orders of €8.515 billion were both 49% higher than in fiscal 2001, largely because that earlier period included only five months’ consolidation of the VDO businesses. On a comparable basis, sales and orders in the fourth quarter were 9% higher year-over-year, at €2.052 billion. EBIT for the quarter, a negative €15 million due in part to the write-down of certain intangible assets, was still an improvement compared to EBIT of negative €158 million in the same quarter a year ago, a period which included write-downs of investments.

In the Medical business area, Medical Solutions (Med) achieved a new high in earnings with EBIT of €1.018 billion, 26% higher than the €808 million earned in fiscal 2001. EBIT margin rose more than two percentage points, to 13.4%, benefiting from new products in Med’s imaging systems divisions. Those businesses also drove sales growth of 6%, to €7.623 billion compared with the prior year. Orders were stable at €8.425 billion. Fourth-quarter profits hit a new high at €301 million, 34% above the €225 million earned in the prior-year quarter, while sales rose 3%, to €2.101 billion despite a negative currency effect of 7%. Orders were €2.398 billion, a decline of 2% year-over-year, including a 6% negative currency effect. Excluding this effect, orders rose 4%.

In the Lighting business area, Osram generated €365 million in EBIT compared to €462 million a year earlier, a period that included €54 million in non-operating gains. EBIT margin was also lower, at 8.4%, but that level still ranked among the highest of the groups. Sales and orders, reflecting economic weakness particularly in Osram’s large U.S. market, slid 4% to €4.363 billion. Fourth-quarter performance included EBIT of €95 million and EBIT margin of 9.0%, compared to €106 million and 9.9% in the prior-year quarter, which included €31 million of the non-operating gains mentioned above. Sales and orders declined 1% to €1.053 billion, including an 8% negative currency effect.

EBIT for Corporate, eliminations was a negative €1.183 billion compared to a negative €320 million a year ago. The difference is primarily attributable to pension-related income (expense), which was an expense of €250 million compared to income of €279 million in fiscal 2001. Corporate items, driven primarily by corporate expenses, were a negative €671 million compared to €838 million a year earlier, an improvement of €167 million. Investment earnings fell to a negative €16 million from a positive €253 million a year earlier, as the current year included Siemens’ at-equity share of Infineon’s net loss in fiscal 2002. Infineon was fully consolidated in the prior year and deconsolidated approximately two months into fiscal 2002. The current year also includes a negative €146 million related to the sale of a portfolio of businesses to Kohlberg Kravis Roberts & Co. L.P. (KKR). For the company as a whole, this portfolio sale resulted in a slight gain. For the fourth quarter, EBIT for Corporate, eliminations was a negative €561 million, including the charges on the portfolio sale and negative pension effects, compared to a negative €135 million in the prior-year quarter.

Financing and Real Estate

Earnings before income taxes rose 37% at Siemens Financial Services (SFS), to €216 million, positively influenced by strong investment income in the Equity division. Earnings before income taxes for the group in fiscal 2001 were €158 million. Sales increased 21%, to €582 million from €481 million in fiscal 2001. Fourth-quarter earnings before income taxes for the group were €50 million compared to €15 million a year earlier, and sales were up 6%, at €147 million.

Siemens Real Estate (SRE) earned €229 million before income taxes on sales of €1.612 billion, up from €213 million and €1.542 billion, respectively, a year earlier. Seasonal conditions in the fourth quarter resulted in higher maintenance expense in this period, resulting in income before taxes of €9 million. Sales of €413 million were nearly unchanged from the prior-year quarter.

International trends for the fiscal year

Orders in Germany decreased 6% to €17.812 billion, while international orders decreased 7% to €68.402 billion in this year. Excluding acquisitions, dispositions, and currency effects, international orders decreased 5% and orders in Germany decreased 7%. Sales in Germany decreased 5% to €18.102 billion, while international sales decreased 3% to €65.914 billion. Excluding acquisitions, dispositions, and currency effects, international sales rose 1% and sales in Germany decreased 5%. International business accounts for approximately 80% of Siemens’ total sales volume. Orders in the U.S. for the fiscal year decreased 14% to €21.205 billion and sales decreased 4% to €20.288 billion, including a negative currency effect of 3%. In Asia-Pacific, orders decreased 8% to €10.092 billion and sales decreased 13% to €9.668 billion. Excluding currency effects and the deconsolidation of Infineon, orders increased 3% and sales were flat. China continued to account for the largest share of sales in the region, contributing €3.223 billion, a decrease of €417 million from last year, reflecting sharply lower capital expenditures in the telecommunications sector. In Europe outside Germany, orders decreased 5% and sales increased 2%.

Income Statement highlights (Operations)

Net sales for Siemens worldwide were €84.016 billion compared to €87.000 billion in the prior fiscal year, which included €5.671 billion from Infineon. Within that total, net sales from Operations were €83.127 billion, up from €82.427 billion a year earlier. While sales were stable from quarter to quarter within the year, the trend compared to fiscal 2001 showed steadily declining top-line growth. Gross profit margin held steady at 27%. Marketing, selling, and general administration expense fell from 18.9% to 18.1% of sales. Research and development expense rose as a percent of sales, from 6.6% to 6.8%. Other operating income (expense) was positive, at €326 million, as sales of a business and investments more than offset the goodwill impairment at the Access Solutions division of ICN related to Efficient, compared to a negative €118 million a year earlier. Income from investments was a negative €142 million compared to a negative €24 million in fiscal 2001. Net income in the prior year included €539 million in goodwill amortization and €126 million in purchased IPR&D. New accounting rules eliminated goodwill amortization effective with the beginning of fiscal 2002.

Liquidity and balance sheet highlights for the fiscal year

Net cash from operating and investing activities reached €4.754 billion, up sharply from €1.130 billion in the prior year. Net cash from operating activities totaled €5.564 billion. This total includes a €1.782 billion cash contribution to Siemens’ pension trusts. Excluding that effect, cash flow from operating activities was up from the prior-year level of €7.016 billion.

Net cash used in investing activities was €810 million compared to €5.886 billion in fiscal 2001. The current year includes proceeds from the sales and disposition of businesses totaling €6.097 billion, including sales of Rexroth, Sachs, the portfolio of businesses purchased by KKR, Unisphere and €1.522 billion related to Infineon. Proceeds from sales of long-term investments, intangibles and property plant and equipment totaled €1.218 billion. Acquisitions included a €3.657 billion payment to complete the Atecs-Mannesmann transaction initiated in fiscal 2001. Major investing activities in the prior year included €2.555 billion in proceeds from the sale of a domestic fixed-income fund, offset by a €1.000 billion initial deposit for Atecs and €2.380 billion for the acquisitions of Acuson and Efficient. Capital expenditures excluding acquisitions were €4.226 billion, approximately half the level of a year earlier, when capital expenditures of €7.758 billion included €2.578 billion at Infineon.

Net cash used in financing activities was €859 million, including debt repayments of €847 million. Net cash used in financing activities in the prior year was €95 million including the issuance of two bonds with a total volume of €4.000 billion. Total assets decreased to €77.939 billion from €90.118 billion a year earlier, due primarily to deconsolidation of Infineon, the substantial portfolio optimization activities described above and asset management initiatives.

Economic Value Added

Siemens worldwide generated EVA of €617 million in fiscal 2002, compared to an EVA of negative €743 million in fiscal 2001.

Outlook and subsequent events

“Fiscal 2003 will be a year of challenges,” said Pierer. The economic climate will continue to be affected particularly by political uncertainties related to the Middle East, South America and other regions. These uncertainties will also have corresponding effects on the international capital markets. “Therefore, we expect that this will lead to persistent weak investment sentiment in our important industries and regional markets, especially telecommunications and power,” according to Pierer.

“As we do not expect significant improvement in overall economic conditions, and having made major disposals of businesses in the last fiscal year, we anticipate declining business volume for Siemens in the coming year. The groups should continue to improve their margins toward the goals of Operation 2003. On the other hand, net income will be affected by the relative absence of portfolio gains and considerably higher pension-related expense.”

Pierer stated, “We will continue to work towards reaching the 2003 earnings targets set for our fourteen business groups even though these targets were established in December 2000 when the economic outlook was decidedly more positive. I expect that all of the groups will approach, meet or exceed their respective earnings targets. SD, whose Electronics Assembly division is affected by the crisis in the telecommunications market, and I&S which has undertaken a reorganization plan should, along with the I&C groups, reach their earnings targets in fiscal 2004. We will continue to focus on generating positive net cash from Operations, though further progress will be more difficult, since we have already made significant improvements during the last two years.”

Subsequent to the close of the fiscal year, the following event took place that will have an effect on Siemens’ financial or operating position:

•	In October 2002, Siemens contributed €819 million in cash and real estate to its pension trusts in Germany and the U.K.

Siemens will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) in December. This report will be available online thereafter, from Siemens at www.siemens.com under Investor Relations and from the SEC at www.sec.gov under Filings.

•	A German-language telephone conference for journalists with CEO Dr. Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will be transmitted live on the Internet beginning at 2:15 p.m. CET on November 13, 2002. You can access the conference at www.siemens.com/telefonkonferenz. Please go to the Web site early enough to download software, if necessary. A recording of the telephone conference will be available later at the same location.

•	Dr. v. Pierer and Mr. Neubürger will hold an English-language telephone conference with analysts on November 13, 2002 at 3:15 p.m. CET and you can also follow this conference live on the Internet by going to www.siemens.com/analystcall. A recording of the telephone conference will be available later at the same location.

This press release report contains forward-looking statements based on beliefs of Siemens’ management. The words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan”, “should” and “project” are used to identify forward-looking statements. Such statements reflect the company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG Corporate Communications Press Department 80312 Munich	Reference number: AXX200211.05 e Miriam Steffens 80333 Munich Tel.: +49-89 636-34794; Fax: -32825 E-mail: miriam.steffens@siemens.com

Key figures

	Fiscal year(1)		4th quarter(2)

	2002	2001	2002	2001

Net income(3)	2,597	2,088	53	(1,098)
(in millions of euros)
therein: Share of Infineon Technologies AG net loss(4)	(453)	(263)	(204)	(262)

Earnings per share(5)	2.92	2.36	0.06	(1.24)
(in euros)

Net cash from operating and investing activities	4,754	1,130	1,548	4,424
(in millions of euros)
therein: Net cash provided by operating activities	5,564	7,016	1,217	5,522
Net cash (used in) provided by investing activities	(810)	(5,886)	331	(1,098)
Supplemental contribution to pension trusts	(1,782)	—	(1,782)	—
(included in net cash from operating activities)

EBIT from Operations(3)	2,474	1,329	176	(130)
(in millions of euros)

New orders(6)	86,214	92,528	19,360	22,213
(in millions of euros)

Sales(6)	84,016	87,000	21,290	24,540
(in millions of euros)

	September 30, 2002	September 30, 2001

Employees (in thousands)	426	484
Germany(7)	175	199
International(8)	251	285

(1)	October 1, 2001 — September 30, 2002

(2)	July 1, 2002 — September 30, 2002

(3)	Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and other intangible assets, and no longer amortizes goodwill. Consistent with this change, EBITA is now reported as EBIT. The underlying financial information has not changed or been restated. In a concurrent change, EBITA assets are now reported as net capital employed.

(4)	Represents the share of loss from the ownership in Infineon during the respective periods. Beginning December 5, 2001 Infineon is accounted for under the equity method of accounting and is no longer consolidated in the financial statements of Siemens.

(5)	Reflects stock split (one additional share for two existing shares) effective April 30, 2001. The effect on earnings per share in fiscal 2001 from the amortization of goodwill was €0.63.

(6)	Prior year includes Infineon. In fiscal year 2002, Infineon’s orders and sales are included only for the approximately two months in which Infineon was consolidated in the financial statements of Siemens.

(7)	The decrease compared to September 30, 2001 includes 17 thousand employees due to the deconsolidation of Infineon.

(8)	The decrease compared to September 30, 2001 includes 17 thousand employees due to the deconsolidation of Infineon.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME
For the three months ended September 30, 2002 and 2001
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and					Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Infineon(2)	Estate

	2002	2001	2002	2001	2002	2001	2001	2002	2001

Net sales	21,290	24,540	(617)	(783)	21,349	23,687	1,085	558	551
Cost of sales	(15,530)	(18,998)	618	833	(15,671)	(17,783)	(1,544)	(477)	(504)

Gross profit on sales	5,760	5,542	1	50	5,678	5,904	(459)	81	47
Research and development expenses	(1,421)	(1,835)	(1)	(4)	(1,420)	(1,487)	(344)	—	—
Marketing, selling and general administrative expenses	(4,278)	(4,357)	(2)	6	(4,207)	(4,129)	(175)	(69)	(59)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €33 and €617, respectively)	323	(747)	(20)	(539)	310	(278)	21	33	49
Income (loss) from investments in other companies, net	(276)	52	—	4	(278)	18	(1)	2	31
Income (expense) from financial assets and marketable securities, net	(50)	(78)	(110)	(66)	72	(72)	76	(12)	(16)
Interest income (expense) of Operations, net	21	(77)	—	9	21	(86)	—	—	—

EBIT(1) from Operations/EBIT Infineon	—	—	—	—	176	(130)	(882)	—	—
Other interest income (expense), net	151	(20)	117	79	10	(106)	—	24	7
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	175	—	(175)	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—	(606)	—	606	—	—	—
Other special items	—	—	—	893	—	(893)	—	—	—

Income (loss) before income taxes	230	(1,520)	(15)	1	186	(698)	(882)	59	59
Income taxes	(141)	207	10	(8)	(126)	(93)	353	(25)	(45)
Minority interest	(36)	215	—	—	(36)	209	6	—	—

Net income (loss)	53	(1,098)	(5)	(7)	24	(582)	(523)	34	14

Basic earnings per share	0.06	(1.24)
Diluted earnings per share	0.06	(1.24)

(1)	EBIT is measured as earnings before financing interest, income taxes and certain one-time items. In fiscal 2001, EBIT excluded the amortization of goodwill and purchased in-process research and development expenses. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142 and no longer amortizes goodwill. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT.

(2)	As of December 5, 2001, Siemens deconsolidated Infineon. As of this date, the share in earnings from Infineon is included in “Income from investments in other companies, net” in Operations.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2002 and 2001
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and					Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Infineon(3)	Estate

	2002	2001	2002	2001	2002	2001	2001	2002	2001

Net sales	84,016	87,000	(1,297)	(3,114)	83,127	82,427	5,671	2,186	2,016
Cost of sales	(60,810)	(63,895)	1,222	2,899	(60,322)	(60,192)	(5,021)	(1,710)	(1,581)

Gross profit on sales	23,206	23,105	(75)	(215)	22,805	22,235	650	476	435
Research and development expenses	(5,819)	(6,782)	(169)	(166)	(5,650)	(5,427)	(1,189)	—	—
Marketing, selling and general administrative expenses	(15,455)	(16,640)	(90)	2	(15,083)	(15,559)	(786)	(282)	(297)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €37 and €617, respectively)	1,321	2,762	844	2,537	326	(118)	200	151	143
Income (loss) from investments in other companies, net	(114)	49	(16)	—	(142)	(24)	36	44	37
Income (expense) from financial assets and marketable securities, net	18	173	(81)	(140)	124	263	65	(25)	(15)
Interest income (expense) of Operations, net	94	(32)	—	9	94	(41)	—	—	—

EBIT(1) from Operations/EBIT Infineon	—	—	—	—	2,474	1,329	(1,024)	—	—
Other interest income (expense), net	224	43	239	280	(96)	(304)	(1)	81	68
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	665	—	(665)	—	—	—
Gains on sales and dispositions of significant business interests	—	—	(936)	(4,065)	936	4,065	—	—	—
Other special items	—	—	—	1,185	—	(1,185)	—	—	—

Income (loss) before income taxes	3,475	2,678	(284)	92	3,314	3,240	(1,025)	445	371
Income taxes(2)	(849)	(781)	69	(30)	(809)	(1,058)	428	(109)	(121)
Minority interest	(29)	191	2	—	(31)	185	6	—	—

Net income (loss)	2,597	2,088	(213)	62	2,474	2,367	(591)	336	250

Basic earnings per share	2.92	2.36
Diluted earnings per share	2.92	2.36

(1)	EBIT is measured as earnings before financing interest, income taxes and certain one-time items. In fiscal 2001, EBIT excluded the amortization of goodwill and purchased in-process research and development expenses. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142 and no longer amortizes goodwill. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT.

(2)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes. The corresponding figures for fiscal year 2001 are calculated based on the consolidated effective corporate tax rate excluding Infineon.

(3)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon is included in “Income from investments in other companies, net” in Operations.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS
As of September 30, 2002 and 2001
(in millions of €)

			Eliminations,
			reclassifications and					Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Infineon	Estate

	9/30/02	9/30/01	9/30/02	9/30/01	9/30/02	9/30/01	9/30/01	9/30/02	9/30/01

ASSETS
Current assets
Cash and cash equivalents	11,196	7,802	10,269	6,103	873	907	757	54	35
Marketable securities	399	791	25	36	356	638	93	18	24
Accounts receivable, net	15,230	17,734	(7)	(248)	12,058	13,850	719	3,179	3,413
Intracompany receivables	—	—	(13,284)	(8,989)	13,209	8,343	208	75	438
Inventories, net	10,672	13,406	(5)	(74)	10,592	12,485	882	85	113
Deferred income taxes	1,212	1,113	64	—	1,143	971	39	5	103
Other current assets	5,353	10,167	1,028	1,781	3,306	7,428	178	1,019	780

Total current assets	44,062	51,013	(1,910)	(1,391)	41,537	44,622	2,876	4,435	4,906

Long-term investments	5,092	3,314	2	6	4,797	2,348	655	293	305
Intangible assets, net	8,843	9,771	—	(1)	8,731	9,223	437	112	112
Property, plant and equipment, net	11,742	17,803	2	2	7,628	8,547	5,233	4,112	4,021
Deferred income taxes	3,686	3,684	764	—	2,771	3,071	412	151	201
Other assets	4,514	4,533	103	(56)	1,304	1,240	130	3,107	3,219
Other intracompany receivables	—	—	(931)	(152)	931	149	—	—	3

Total assets	77,939	90,118	(1,970)	(1,592)	67,699	69,200	9,743	12,210	12,767

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,103	2,637	1,143	1,499	785	878	119	175	141
Accounts payable	8,649	10,798	6	180	8,453	9,330	1,050	190	238
Intracompany liabilities	—	—	(7,776)	(7,068)	1,799	1,215	239	5,977	5,614
Accrued liabilities	9,608	10,864	18	148	9,445	10,126	426	145	164
Deferred income taxes	661	754	(206)	1	647	631	19	220	103
Other current liabilities	13,691	19,471	375	1,230	12,853	17,271	351	463	619

Total current liabilities	34,712	44,524	(6,440)	(4,010)	33,982	39,451	2,204	7,170	6,879

Long-term debt	10,243	9,973	6,833	6,205	2,974	3,121	249	436	398
Pension plans and similar commitments	5,326	4,721	—	45	5,299	4,653	—	27	23
Deferred income taxes	195	111	(50)	—	119	43	53	126	15
Other accruals and provisions	3,401	2,957	28	(414)	3,068	2,653	319	305	399
Other intracompany liabilities	—	—	(2,341)	(3,418)	45	155	—	2,296	3,263

	53,877	62,286	(1,970)	(1,592)	45,487	50,076	2,825	10,360	10,977

Minority interests	541	4,020	—	—	541	4,002	18	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,145,917,335 and 1,145,773,579 shares, respectively
Issued: 890,374,001 and 888,230,245 shares, respectively	2,671	2,665
Additional paid-in capital	5,053	4,901
Retained earnings	21,471	19,762
Accumulated other comprehensive income	(5,670)	(3,516)
Treasury stock, at cost. 49,864 and 1,116 shares, respectively	(4)	—

Total shareholders’ equity	23,521	23,812	—	—	21,671	15,122	6,900	1,850	1,790

Total liabilities and shareholders’ equity	77,939	90,118	(1,970)	(1,592)	67,699	69,200	9,743	12,210	12,767

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2002 and 2001
(in millions of €)

			Eliminations,
			reclassifications and					Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Infineon	Estate

	2002	2001	2002	2001	2002	2001	2001	2002	2001

Cash flows from operating activities
Net income	2,597	2,088	(213)	62	2,474	2,367	(591)	336	250
Adjustments to reconcile net income to cash provided
Minority interest	29	(191)	(2)	—	31	(185)	(6)	—	—
Amortization, depreciation and impairments	4,126	6,264	209	—	3,440	4,684	1,122	477	458
Deferred taxes	(191)	36	(185)	13	18	463	(494)	(24)	54
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(1,610)	(4,429)	(936)	(4,065)	(588)	(7)	(246)	(86)	(111)
(Gains) losses on sales of investments, net	(177)	141	7	—	(172)	174	—	(12)	(33)
Gains on sales and dispositions of significant business interests	—	—	936	4,065	(936)	(4,065)	—	—	—
Losses (gains) on sales and impairments of marketable securities, net	4	(209)	(2)	—	3	(203)	(1)	3	(5)
Loss (income) from equity investees, net of dividends received	298	27	17	1	322	56	(25)	(41)	(5)
Write-off of acquired in-process research and development	—	195	—	—	—	126	69	—	—
Change in current assets and liabilities
(Increase) decrease in inventories, net	1,349	(716)	86	—	1,234	(746)	(36)	29	66
(Increase) decrease in accounts receivable, net	1,763	1,797	844	(38)	871	1,021	755	48	59
Increase (decrease) in outstanding balance of receivables sold	(503)	866	(607)	866	104	—	—	—	—
(Increase) decrease in other current assets	1,213	(1,397)	459	(229)	833	(848)	(139)	(79)	(181)
Increase (decrease) in accounts payable	(899)	467	(254)	(43)	(595)	428	58	(50)	24
Increase (decrease) in accrued liabilities	(575)	629	30	23	(577)	974	(322)	(28)	(46)
Increase (decrease) in other current liabilities	(1,025)	2,682	(99)	(100)	(851)	2,694	27	(75)	61
Supplemental contribution to pension trusts	(1,782)	—	—	—	(1,782)	—	—	—	—
Change in other assets and liabilities	947	(1,234)	439	(289)	448	(1,048)	40	60	63

Net cash provided by (used in) operating activities	5,564	7,016	729	266	4,277	5,885	211	558	654
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,894)	(7,048)	(149)	—	(3,149)	(4,044)	(2,364)	(596)	(640)
Acquisitions, net of cash acquired	(3,787)	(3,898)	—	—	(3,787)	(3,898)	—	—	—
Purchases of investments	(332)	(710)	(65)	—	(263)	(419)	(214)	(4)	(77)
Purchases of marketable securities	(338)	(436)	(306)	(11)	(27)	(329)	(82)	(5)	(14)
Increase in receivables from financing activities	(172)	(619)	(864)	714	—	—	—	692	(1,333)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	607	(866)	—	—	—	(607)	866
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	1,218	3,804	—	4	801	3,454	27	417	319
Proceeds from sales and dispositions of businesses	6,097	1,878	—	1,475	6,097	57	346	—	—
Proceeds from sales of marketable securities	398	1,143	317	—	78	660	474	3	9

Net cash (used in) provided by investing activities	(810)	(5,886)	(460)	1,316	(250)	(4,519)	(1,813)	(100)	(870)
Cash flows from financing activities
Proceeds from issuance of capital stock	156	514	—	(1,495)	156	514	1,495	—	—
Purchase of common stock of Company	(152)	(514)	—	—	(152)	(514)	—	—	—
Proceeds from issuance of treasury shares	81	233	—	—	81	233	—	—	—
Proceeds from issuance of debt	384	4,141	384	4,141	—	—	—	—	—
Repayment of debt	(847)	(976)	(809)	(921)	(15)	2	(20)	(23)	(37)
Change in short-term debt	512	(1,828)	843	281	(481)	(2,354)	114	150	131
Change in restricted cash	(2)	45	(2)	—	—	—	45	—	—
Dividends paid	(888)	(1,412)	—	407	(888)	(1,412)	(407)	—	—
Dividends paid to minority shareholders	(103)	(298)	—	(119)	(103)	(179)	—	—	—
Intercompany financing	—	—	3,178	(2,865)	(2,615)	2,122	619	(563)	124

Net cash (used in) provided by financing activities	(859)	(95)	3,594	(571)	(4,017)	(1,588)	1,846	(436)	218
Effect of deconsolidation of Infineon on cash and cash equivalents	(383)	—	(383)	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(118)	(95)	(71)	(13)	(44)	(82)	2	(3)	(2)
Net increase (decrease) in cash and cash equivalents	3,394	940	3,409	998	(34)	(304)	246	19	—
Cash and cash equivalents at beginning of period	7,802	6,862	6,860	5,105	907	1,211	511	35	35

Cash and cash equivalents at end of period	11,196	7,802	10,269	6,103	873	907	757	54	35

Supplemental disclosure of cash paid for:
Interest	794	779
Income taxes	389	1,098

SIEMENS AG

SEGMENT INFORMATION
As of and for the three months ended September 30, 2002 and 2001
(in millions of €)

	New orders				Intersegment
	(unaudited)		External sales		sales		Total sales		EBIT

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Operations
Information and Communication Networks (ICN)	1,867	3,024	2,107	3,461	153	218	2,260	3,679	(325)	(498)
Information and Communication Mobile (ICM)	2,536	3,001	2,652	3,028	29	38	2,681	3,066	24	(21)
Siemens Business Services (SBS)	1,499	1,584	1,042	1,112	436	509	1,478	1,621	26	(304)
Automation and Drives (A&D)	2,118	2,064	2,062	2,150	346	309	2,408	2,459	219	270
Industrial Solutions and Services (I&S)	946	1,348	984	1,057	318	334	1,302	1,391	(129)	81
Siemens Dematic (SD)	612	973	663	825	41	19	704	844	10	(35)
Siemens Building Technologies (SBT)	1,451	1,369	1,515	1,483	99	150	1,614	1,633	87	39
Power Generation (PG)	1,440	2,343	2,281	2,639	17	12	2,298	2,651	354	202
Power Transmission and Distribution (PTD)	794	878	1,105	1,230	85	54	1,190	1,284	16	39
Transportation Systems (TS)	1,415	931	1,237	1,130	7	6	1,244	1,136	74	59
Siemens VDO Automotive (SV)	2,052	1,890	2,033	1,886	19	4	2,052	1,890	(15)	(158)
Medical Solutions (Med)	2,398	2,457	2,095	2,032	6	—	2,101	2,032	301	225
Osram	1,053	1,066	1,051	979	2	87	1,053	1,066	95	106
Corporate, eliminations	(1,382)	(1,897)	282	493	(1,318)	(1,558)	(1,036)	(1,065)	(561)	(135)

Total Operations	18,799	21,031	21,109	23,505	240	182	21,349	23,687	176	(130)
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	10	(106)
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(175)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	606
Other special items	—	—	—	—	—	—	—	—	—	(893)

Operations income (loss) before income taxes/total assets/ total amortization, depreciation and impairments	—	—	—	—	—	—	—	—	186	(698)

Infineon Technologies (Infineon)	—	629	—	870	—	215	—	1,085	—	(882)
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—

Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	(882)

									Income before
									income taxes

Financing and Real Estate
Siemens Financial Services (SFS	147	139	115	110	32	29	147	139	50	15
Siemens Real Estate (SRE)	413	414	65	55	348	359	413	414	9	44
Eliminations	—	—	—	—	(2)	(2)	(2)	(2)	—	—

Total Financing and Real Estate	560	553	180	165	378	386	558	551	59	59

Eliminations, reclassifications and Corporate Treasury	1	—	1	—	(618)	(783)	(617)	(783)	(15)	1

Siemens worldwide	19,360	22,213	21,290	24,540	—	—	21,290	24,540	230	(1,520)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed		investing activities				spending(1)		impairments(2)(3)

	9/30/02	9/30/01	2002		2001		2002	2001	2002	2001

Operations
Information and Communication Networks (ICN)	1,100	3,039	553		656		97	259	511	133
Information and Communication Mobile (ICM)	1,973	2,607	347		635		197	143	101	136
Siemens Business Services (SBS)	264	492	174		265		70	122	75	120
Automation and Drives (A&D)	2,197	2,619	406		319		90	118	68	77
Industrial Solutions and Services (I&S)	315	487	103		152		16	42	16	18
Siemens Dematic (SD)	975	957	56		108		18	42	15	20
Siemens Building Technologies (SBT)	1,778	2,241	166		128		38	150	38	46
Power Generation (PG)	(144)	(1,020)	(243)		733		124	96	73	63
Power Transmission and Distribution (PTD)	928	994	133		8		20	64	21	23
Transportation Systems (TS)	(741)	(932)	(174)		75		44	64	24	15
Siemens VDO Automotive (SV)	3,746	3,605	(39)		(68)		188	176	142	174
Medical Solutions (Med)	3,414	3,844	526		350		95	139	66	66
Osram	2,436	2,485	148		121		94	149	73	74
Corporate, eliminations	(2,486)	(2,805)	(1,647	)(4)	(257	)(4)	118	242	77	95

Total Operations	15,755	18,613	509		3,225		1,209	1,806	1,300	1,060
Reconciliation to financial statements	51,944	50,587	—		—		—	—	—	—
Other interest expense	—	—	—		—		—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—		—		—	—	—	175	(5)
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other special items	—	—	—		—		—	—	—	1,013

Operations income (loss) before income taxes/total assets/ total amortization, depreciation and impairments	67,699	69,200	—		—		—	—	1,300	2,248

Infineon Technologies (Infineon)	—	6,471	—		(405	)(4)	—	618	—	329
Reconciliation to financial statements	—	3,272	—		—		—	—	—	—

Infineon income (loss) before income taxes/total assets	—	9,743	—		—		—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total assets

Financing and Real Estate
Siemens Financial Services (SFS	8,681	9,501	26		(390)		93	161	89	72
Siemens Real Estate (SRE)	4,090	3,791	74		84		134	82	55	58
Eliminations	(561)	(525)	(25	)(4)	(21	)(4)	—	—	—	—

Total Financing and Real Estate	12,210	12,767	75		(327)		227	243	144	130

Eliminations, reclassifications and Corporate Treasury	(1,970)	(1,592)	964	(4)	1,931	(4)	—	—	—	—

Siemens worldwide	77,939	90,118	1,548		4,424		1,436	2,667	1,444	2,707

(1)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(2)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(3)	For Operations, in fiscal 2001 excluding goodwill amortization.

(4)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

(5)	Represents only goodwill amortization.

SIEMENS AG

SEGMENT INFORMATION
As of and for the fiscal years ended September 30, 2002 and 2001
(in millions of €)

	New orders				Intersegment
	(unaudited)		External sales		sales		Total sales		EBIT

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Operations
Information and Communication Networks (ICN)	8,697	12,639	9,169	12,189	478	693	9,647	12,882	(691)	(861)
Information and Communication Mobile (ICM)	11,538	11,866	10,910	11,151	135	148	11,045	11,299	96	(307)
Siemens Business Services (SBS)	6,256	6,303	4,212	4,261	1,561	1,773	5,773	6,034	101	(259)
Automation and Drives (A&D)	8,728	9,065	7,430	7,843	1,205	1,104	8,635	8,947	723	981
Industrial Solutions and Services (I&S)	4,120	4,881	3,378	3,398	1,102	1,165	4,480	4,563	(198)	97
Siemens Dematic (SD)	2,810	2,281	2,894	2,381	101	139	2,995	2,520	45	(59)
Siemens Building Technologies (SBT)	5,601	5,549	5,291	5,094	328	424	5,619	5,518	195	132
Power Generation (PG)	10,586	12,219	9,398	8,487	48	76	9,446	8,563	1,582	634
Power Transmission and Distribution (PTD)	4,429	3,887	3,928	3,818	271	235	4,199	4,053	109	96
Transportation Systems (TS)	5,247	5,647	4,349	4,000	18	21	4,367	4,021	247	186
Siemens VDO Automotive (SV)	8,515	5,702	8,491	5,694	24	8	8,515	5,702	65	(261)
Medical Solutions (Med)	8,425	8,444	7,604	7,199	19	20	7,623	7,219	1,018	808
Osram	4,363	4,522	4,308	4,200	55	322	4,363	4,522	365	462
Corporate, eliminations	(5,793)	(6,890)	1,482	1,945	(5,062)	(5,361)	(3,580)	(3,416)	(1,183)	(320)

Total Operations	83,522	86,115	82,844	81,660	283	767	83,127	82,427	2,474	1,329
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(96)	(304)
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(665)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	936	4,065
Other special items	—	—	—	—	—	—	—	—	—	(1,185)

Operations income before income taxes/total assets/ total amortization, depreciation and impairments	—	—	—	—	—	—	—	—	3,314	3,240

Infineon Technologies (Infineon)	—	4,390	—	4,744	—	927	—	5,671	—	(1,024)
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	(1)

Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	(1,025)

									Income before
									income taxes

Financing and Real Estate
Siemens Financial Services (SFS)	582	481	436	373	146	108	582	481	216	158
Siemens Real Estate (SRE)	1,612	1,542	243	223	1,369	1,319	1,612	1,542	229	213
Eliminations	—	—	—	—	(8)	(7)	(8)	(7)	—	—

Total Financing and Real Estate	2,194	2,023	679	596	1,507	1,420	2,186	2,016	445	371

Eliminations, reclassifications and Corporate Treasury	498	—	493	—	(1,790)	(3,114)	(1,297)	(3,114)	(284)	92

Siemens worldwide	86,214	92,528	84,016	87,000	—	—	84,016	87,000	3,475	2,678

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from							Amortization,
	Net capital		operating and				Capital			depreciation and
	employed		investing activities				spending(1)			impairments(2)(3)

	9/30/02	9/30/01	2002		2001		2002		2001	2002	2001

Operations
Information and Communication Networks (ICN)	1,100	3,039	711		(2,350)		415		2,291	850	435
Information and Communication Mobile (ICM)	1,973	2,607	594		14		453		543	368	400
Siemens Business Services (SBS)	264	492	173		339		222		484	282	342
Automation and Drives (A&D)	2,197	2,619	1,019		533		248		429	240	242
Industrial Solutions and Services (I&S)	315	487	(107)		(39)		60		115	56	53
Siemens Dematic (SD)	975	957	(70)		261		71		78	62	63
Siemens Building Technologies (SBT)	1,778	2,241	295		49		133		326	155	163
Power Generation (PG)	(144)	(1,020)	662		2,045		300		351	184	211
Power Transmission and Distribution (PTD)	928	994	149		(331)		92		215	75	78
Transportation Systems (TS)	(741)	(932)	95		752		135		164	64	55
Siemens VDO Automotive (SV)	3,746	3,605	224		(89)		534		447	435	339
Medical Solutions (Med)	3,414	3,844	1,124		86		321		1,034	206	203
Osram	2,436	2,485	284		349		330		416	289	283
Corporate, eliminations	(2,486)	(2,805)	(1,126	)(4)	(253	)(4)	3,885	(5)	1,468	174	265

Total Operations	15,755	18,613	4,027		1,366		7,199		8,361	3,440	3,132
Reconciliation to financial statements	51,944	50,587	—		—		—		—	—	—
Other interest expense	—	—	—		—		—		—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—		—		—		—	—	539	(6)
Gains on sales and dispositions of significant business interests	—	—	—		—		—		—	—	—
Other special items	—	—	—		—		—		—	—	1,013

Operations income before income taxes/total assets/ total amortization, depreciation and impairments	67,699	69,200	—		—		—		—	3,440	4,684

Infineon Technologies (Infineon)	—	6,471	—		(1,602	)(4)	—		2,578	—	1,122
Reconciliation to financial statements	—	3,272	—		—		—		—	—	—

Infineon income (loss) before income taxes/total assets	—	9,743	—		—		—		—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total assets

Financing and Real Estate
Siemens Financial Services (SFS)	8,681	9,501	282		(496)		283	514	271	257
Siemens Real Estate (SRE)	4,090	3,791	309		393		317	203	206	201
Eliminations	(561)	(525)	(133	)(4)	(113	)(4)	—	—	—	—

Total Financing and Real Estate	12,210	12,767	458		(216)		600	717	477	458

Eliminations, reclassifications and Corporate Treasury	(1,970)	(1,592)	269	(4)	1,582	(4)	214	—	209	—

Siemens worldwide	77,939	90,118	4,754		1,130		8,013	11,656	4,126	6,264

(1)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(2)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(3)	For Operations, in fiscal 2001 excluding goodwill amortization.

(4)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

(5)	Includes approximately €3.7 billion referring to the purchase of Vodafone AG’s remaining interest in Atecs Mannesmann AG.

(6)	Represents only goodwill amortization.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

/s/ Charles Herlinger

Charles Herlinger Vice President and Corporate Controller

/s/ Bernd Vogt

Bernd Vogt Deputy Vice President
Date: November 13, 2002